SilverBow Resources Operating, LLC
575 North Dairy Ashford, Suite 1200
Houston, Texas 77079

June 23, 2020

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SilverBow Resources Operating, LLC Application for Withdrawal of Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-216782-01)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, SilverBow Resources Operating, LLC (the “Company”) respectfully requests that the U.S. Securities and Exchange Commission withdraw, effective as of the date of this request, the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-216782-01) filed on June 10, 2020, (the “Pre-Effective Amendment No. 1”).

We are requesting withdrawal of the Pre-Effective Amendment No. 1 because of a filing error relating to the registration statement file number. The Pre-Effective Amendment No. 1 was incorrectly coded and filed under a prior registration statement file number (File No. 333-216782-01) with respect to the Company, and should have been coded and filed under registration statement File No. 333-238778. No securities have been sold under the Pre-Effective Amendment No. 1. The Company has filed Pre-Effective Amendment No. 2 to Registration Statement on Form S-3 (File No. 333-238778) with the correct registration statement file number.

Thank you for your assistance with this matter. If you need any additional information, please contact Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

SilverBow Resources Operating, LLC

By:	/s/ Christopher M. Abundis
Christopher M. Abundis
Executive Vice President, Chief Financial Officer, General Counsel and Secretary